Filed By TTM Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TTM Technologies, Inc.
Commission File No. 333-164012
[TTM TECHNOLOGIES, INC. EARNINGS CONFERENCE CALL TRANSCRIPT]
Conference Call — February 4, 2009
9:30 p.m. GMT
Operator
Good afternoon, ladies and gentlemen, thank you for standing by. Welcome to the TTM Technologies fourth quarter and full-year 2009 financial results conference call. During today’s presentation, all parties are in a listen-only mode. Following the presentation, the conference will be open for questions. (Operator Instructions) This conference is being recorded today, Thursday, February 4, 2010. Diane Weiglin, Executive Assistant with TTM Technologies will now review TTM’s disclosure statements.
Diane Weiglin — TTM Technologies — Executive Assistant
During the course of this call, the Company will make forward-looking statements subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to fluctuations in quarterly and annual operating results, the volatility and cyclicality of various industries that the Company serves and the impact of the current economic crisis and other risks described in TTM’s most recent SEC filings.
The Company assumes no obligation to update information provided in this conference call. The Company also will present non-GAAP financial information in this call. For reconciliation of TTM’s non-GAAP financial information to the equivalent measures on the GAAP, please refer to the Company’s press release, which was filed with the SEC and which is posted on TTM’s website. I would now like to turn the conference over to Mr. Kent Alder, President and Chief Executive Officer. Please go ahead, Kent.
Kent Alder — TTM Technologies — President, CEO
Thanks, Diane. Good afternoon and thanks for joining us for our 2009 fourth quarter conference call. Joining me on today’s call is TTM’s CFO, Steve Richards. I’ll begin with a review of our business, Steve will review our financial performance and then we will open your call for your questions. Today we announced our results for the full-year and fourth quarter of 2009. I want to discuss a few highlights in the quarter. As predicted last quarter, we experienced significant improvement in demand from our commercial customers. Our revenue of $149.9 million reflected an 8% increase over the third quarter. Our balance sheet and cash position remain strong with, an increase in cash, restricted cash, and short-term investments of $15 million in the fourth quarter. Gross margins increased from 17.4% in the third quarter to 18.5% in the fourth quarter. Steve will provide more details later in the presentation.
Now, I want to provide an overview of the quarter. Our printed circuit board manufacturing segment recorded fourth quarter net sales of $128.2 million, compared with $123.2 million in the third quarter. The increase was primarily due to strength in the networking communications and medical industrial instrumentation end markets. Fourth quarter operating segment income was $5.7 million, compared with a loss of $1.9 million in the third quarter. Fourth quarter operating segment income reflected charges of $6.1 million associated with the Meadville transaction and our previously announced printed circuit board plant closures. The third quarter loss included charges of $14 million, related to these same items. Excluding these charges, fourth quarter operating segment income was $11.8 million compared to the third quarter operating segment income of $12.1 million. On a sequential basis, panel production increased by approximately 11% primarily due to increased demand from our commercial customers. Average price per panel decreased roughly 6% due to a change in product mix. Market pricing remained stable.

For the backplane assembly segment, fourth quarter net sales were $29.3 million, compared with $24 million in the third quarter. This increase was primarily due to increased demand from our European telecom customers. Fourth quarter operating segment income was $2.4 million compared with a loss of $2.6 million in the third quarter. Operating segment income reflected $0.1 million, and $3.1 million in costs associated with the closure of the Hayward Facility in the fourth quarter and third quarter respectively. Excluding these charges, fourth quarter operating income was $2.5 million compared to third quarter operating segment income of $0.5 million.
And as I stated earlier, we experienced increased demand from our commercial customers during the quarter and this strength was broader based than we experienced in the third quarter, resulting in higher revenue in both segments of our business. The networking communications increased to 38% of sales in the fourth quarter from 35% in the third quarter. The increase was fueled by a resurgence of orders from leading network customers, coupled with a general strength across the customer base.
Our medical, industrial and instrumentation market experienced robust activity with sales increasing from 9% in the third quarter to 10% in the fourth quarter. The strength in this end market was broad-based with the biggest gains coming from the instrumentation customers. In the aerospace and defense-end market, we experienced a slight increase in dollar sales due to year-end pull-ins, partially offset by a smaller contribution from some of our key programs of prior quarters. Overall, this end-market represented 42% of total sales in the fourth quarter, compared to 44% in the third quarter.
Our computing storage and peripherals end-market fell to 10% of sales from 12% in the third quarter and in terms of dollars, this end-market declined by less than $1 million. The decrease occurred as a few higher volume production programs matured and resourced offshore. The same top-five customers comprised 34% of sales in the fourth quarter compared to 35% in the third. In alphabetical order, our top five OEM customers were Cisco, Huawei, Juniper, Northrup Grumman and Raytheon. None of these customers represent 10% or more of net sales in the fourth quarter. Lead times have been increased at our commercial facilities. At these facilities, lead times range from five to ten weeks while lead times at aerospace defense facilities were relatively stable at four to eight weeks. Keep in mind that some defense programs have a fourteen to twenty week lead time. At the end of December, our printed circuit board book-to-bill ratio was 1.05 and as a reference, the IPC book-to-bill ratio at the end of December was also 1.05.
I would like to take a moment to report on the progress of the Meadville transaction. You probably noticed that we filed an S-4 prospectus with the SEC in December. The SEC has notified us that they are not planning to review this document. We also have received approval on our Hart-Scott-Rodino US antitrust filings and we have submitted our antitrust application in the People’s Republic of China and are a waiting approval. On Tuesday, the Committee on Foreign Investments in the US informed us that it had completed its review of the transaction with no unresolved national security concerns. Our next step is to hold a shareholder vote in March on the proposed transaction. Meadville expects to hold it’s shareholder vote in March as well. We expect to complete the transaction towards the end of the first quarter. Now, Steve will review our financial performance for the quarter and discuss our outlook for the first quarter of 2010.
Steve Richards — TTM Technologies — CFO
Thanks, Kent. Good afternoon, everyone. As Kent mentioned, we experienced revenue growth in the fourth quarter and increased operating income excluding plant closure and transaction costs. As a reminder, I will discuss our results on a GAAP and non-GAAP basis. As noted in our opening comments, we have included a reconciliation of our non-GAAP financial information in the press release. With that, let’s turn to the fourth quarter financial results.
Fourth quarter net sales of $149.9 million increased $10.8 million or 7.8% from third quarter net sales of $139.1 million, due primarily to increased demand for commercial PCBs and back-end assemblies, including $4 million of shipments accelerated from the first quarter into the fourth quarter. Gross margin for the quarter of 18.5% increased from third quarter gross margin of 17.4%. I want to highlight that during the fourth quarter we experienced an increase of $1.8 million in medical expense in cost of goods sold due primarily to plant closures and a change in our medical plans. This increase in expense reduced our gross margin by approximately 120 basis points in the fourth quarter.
Selling and marketing expense for both the third and fourth quarters was $6.5 million. As a percentage of net sales, selling and marketing expense in the fourth quarter fell to 4.3% from 4.7% in the third quarter. Fourth quarter G&A expense including amortization of intangibles was $11.9 million or 8% of net sales, compared to third quarter G&A expense including amortization intangibles of $10.3 million or 7.4% of net sales. Fourth quarter G&A expense included $4 million in costs related to the Meadville transaction. These costs totaled $1.4 million in the third quarter.

In the fourth quarter, we incurred stock-based compensation expense of $1.6 million, compared with $1.5 million in the third quarter. 55% of the fourth quarter expense was recorded in G&A, 26% in costs of goods sold and 9% in selling and markets. During the fourth quarter, we recorded restructuring charges totaling $481,000, primarily related to the closure of our Los Angeles facility.
Operating income for the fourth quarter was $7.3 million compared to an operating loss of $5.4 million for the third quarter. Excluding plant closure and transaction costs, fourth quarter operating income was $13.4 million. Fourth quarter interest expense, which includes amortization of deferred financing costs was $2.8 million dollars compared to interest expense of $2.9 million in the third quarter. Fourth quarter interest expense included $1.4 million of non-cash interest on our convertible debt. Fourth quarter interest income was $111,000 compared to third quarter interest income of $196,000. Fourth quarter other net income was $305,000. This compares to third quarter other net income of $57,000. This account usually consists of foreign currency translation adjustments for our international operations, however, in the fourth quarter, we recorded a $325,000 unrealized gain on our investment in the reserve primary fund.
You may recall that we reported an unrealized loss of $579,000 in the third quarter of 2008 due to this fund’s holdings in Lehman Brothers commercial paper. In January, we received $1.35 million which is our last material distribution from the fund and reflected a smaller loss than we anticipated.
Our effective tax rate was 43.6% in the fourth quarter, due to a true-up of the full-year tax provision compared with 39.4% in the third quarter. Net income for the fourth quarter was $2.8 million or $0.06 per diluted share, compared to the third quarter net loss of $4.9 million or $0.11 per basic share. Excluding plant closure and transaction costs, the net income for the fourth quarter was $6.2 million or $0.14 per diluted share. Fourth quarter non-GAAP income was $8.4 million or $0.19 per diluted share. This compares to third quarter non-GAAP net income of $7.8 million dollars or $0.18 per diluted share. Non-GAAP net income excludes amortization of intangibles, stock-based expense, non-cash convertible debt interest expense, asset impairment and restructuring charges, inventory write-down, costs related to the Meadville holdings transaction and miscellaneous plant closing costs, as well as the income tax effects related to the expenses. Adjusted in EBITDA which excludes asset impairment charges for the fourth quarter was $14.7 million dollars or 9.8% of net sales. We have a third quarter adjusted EBITDA of $10.7 million or 7.7% of net sales.
Looking at our balance sheet, we continue to build cash. Cash and cash equivalents, restricted cash and short-term investments at the end of the fourth quarter totaled $215.7 million, an increase of $15 million from $2.7 million at the end of the third quarter. Restricted cash largely represents the funds we will use to complete the Meadville transaction. Cash flow from operations in the fourth quarter was $16.7 million. Net capital expenditures for the quarter were approximately $2.1 million, and depreciation was $4.6 million.
For the first quarter of 2010, we’re providing guidance for TTM only and not Meadville. We expect revenue in the range of $132 million to $140 million. The decline from the revenue of $149.9 million in the fourth quarter reflects two key factors. First, the closure of the Los Angeles and Hayward plants will result in a net quarterly revenue reduction of approximately $5 million. Second, our first quarter revenue will be reduced by another $4 million due to the order acceleration that I discussed earlier. We expect GAAP earnings in the range from $0.06 to $0.11 per diluted share and non-GAAP earnings in the range from $0.14 to $0.19 per diluted share. Our gross margin percentage is expected to be in the range from 18% to 20%. We expect that SG&A expense, including amortization of intangibles, will be about `12% of revenue. We expect to incur approximately $1.3 million in costs related to the Meadville transaction, that will be included in this SG&A expense. We expect our tax rate to be approximately 39%. With that, lets open the call to your questions.
QUESTION AND ANSWER
Operator
Thank you, sir. We will begin the question-and-answer session. (Operator Instructions) Our first question comes from the line of Jiwon Lee with Sidoti and Company. Please go ahead.
Jiwon Lee — Sidoti & Co. — Analyst
Good afternoon, thank you for taking my questions. First, I wanted to ask what kind of assumptions on your top-line for the first quarter guidance when in terms of your commercial business and the aerospace and defense?
Kent Alder — TTM Technologies — President, CEO

That is a good question. This is Kent and we’re assuming in aerospace and defense to be, for the fourth quarter to the first quarter, down about $3 million to about a $59 million, $60 million run rate which, in the first quarter, would probably be closer to 43% of our total sales. I think, with regards to aerospace and defense work, what I’d like to do is make sure that everyone keeps in mind that the broad customer base we have there and the numerous programs we’re involved with, and we have some programs we’re involved with that are growing, other programs that are nearing the end of life stages, and some of the programs we have had in the past that are more tactical in nature may be related to the wars in Iraq and Afghanistan have had growth rates that we’re not currently seeing. And some of these programs have gone through a growth stage so we’re more level within those programs. But like I mentioned, we have other programs that are ramping. So I think when you look at aerospace and defense in the first quarter and maybe get a longer-term perspective, we should be pretty stable at that level through the rest of 2010.
And our aerospace and defense, when we purchased the Tyco Company back in 2007, we were running about 27% of sales and now we’re up to 42% so we have had a pretty good run there. Our growth rate over that time has been 20% to 24%, so, we achieved some pretty significant growth over the last three years. I think another important aspect to remember there is that within that aerospace and defense end-market, the defense portion has grown from 70% to 85% so I think you can see the strength that we have with customers and with the programs that we’re involved in. When you look at the commercial part of our business, computing and storage, we think that will be relatively flat on a dollar basis. Medical, industrial, instrumentation should be pretty flat on a dollar basis.
The networking and communications will probably be off a little bit there and some of that relates to the plant closures that we have had and also with some of the year-end pull-ins that we have had. Every time you go through a capacity restructuring and you close facilities, it’s disruptive to the normal ordering pattern of customers. The customers will want to order some security product and have that in store and so forth, so you will see kind of a boost of ordering as we close the facilities and the next quarter, it may be off a little bit so that in subsequent quarters, it’s more level. So that’s what we’re going through here with some of the fourth quarter to first quarter comparisons. If you simply compared, say, $149.9 million fourth quarter to midpoint of $136 million one could misinterpret that as the wrong trend. So I think you have to take these factors into consideration, some of the year-end pull-ins as well as the plant closures being somewhat disruptive to the order pattern, but our business overall in commercial, particularly networking communications is pretty strong. Very active, very healthy and I think as we go forward, we’ll see some benefits from that.
Jiwon Lee — Sidoti & Co. — Analyst
I was wondering because some of your large networking and communications OEMs have been putting out fairly strong, at least the near-term outlook. I was wondering whether there was anything in addition to that when you put out this guidance sort of going back to the second part of the question, the defense order. You’re suggesting from the fourth quarter level where you are now, you expect the defense business to be fairly steady going forward.
Kent Alder — TTM Technologies — President, CEO
I think it will be more steady from the first quarter. We’ll be off a couple million dollars in the first quarter relative to the fourth quarter and after that, it will be relatively stable. I mean it might drop slightly but it will be stable throughout the rest of the year and when you hear our customers talk about strength, I mean that filters right down to us and we’re experiencing that same strength that our larger OEMs have referenced.
Jiwon Lee — Sidoti & Co. — Analyst
I see and then how should we sort of timeline the progress of the Meadville transaction heading into, you know, respective companies, shareholders’ meetings, what is left in terms of the regulatory hurdle?
Kent Alder — TTM Technologies — President, CEO
The things that we have left are the two shareholder votes with TTM and with Meadville and then the antitrust approval in China. The antitrust approval in China, the clock has started there so we’re just waiting for comments back from that so we expect that to close in the latter part of March.
Steve Richards — TTM Technologies — CFO

February.
Kent Alder — TTM Technologies — President, CEO
The PRC approval, but the Meadville transaction, we hope to close that in the latter part of March and I think that’s the exciting part. Our next conference call, we can talk about, in addition to our business here in North America, like we’re discussing here, but we’ll have a lot broader topics to talk about with the Meadville acquisition and the global economy and how the companies are coming together and so forth. So we’re looking forward to completing this transaction, it’s been a rather long road with the complications of Hong Kong company and the US company and all the regulatory approvals that we have to get and so forth. Been a rather long road and we’re near the end there and we’re excited about bringing these two companies together.
Jiwon Lee — Sidoti & Co. — Analyst
Lastly for me, anything from the Meadville, sort of a sales outlook and how they’re doing that you could communicate to us?
Kent Alder — TTM Technologies — President, CEO
I think, I wouldn’t want to get into that deeply but everything, we’re satisfied with what Meadville is experiencing. You can look at China and the growth that they’ve had there and understand that Meadville’s participating in that growth.
Jiwon Lee — Sidoti & Co. — Analyst
Thanks, I’ll step out for now and let others take questions.
Operator
Thank you, the next question comes from the line of Shawn Harrison with Longbow Research. Please go ahead.
Shawn Longbow — Longbow Research — Analyst
A few quick clarifications, first. The $5 million of business that’s I guess stepping down with the facility closures, do you anticipate to recoup any of that in the second quarter?
Kent Alder — TTM Technologies — President, CEO
I think that $4 million to $5 million, Shawn, is work that is more likely to be gone permanently, and I think when we close facilities, we don’t anticipate maintaining 100% of the work and a lot of the work that we don’t maintain is probably work that is a better fit elsewhere outside the Company. So while our top-line might go down as we realign facilities and restructure our footprint and so forth, our margins will improve. So, we probably won’t see that work come back to us but overall, that’s not the driving force, it’s the margin improvement that we were after.
Shawn Longbow — Longbow Research — Analyst
Okay. And a few quick follow-ups as well. The restructuring savings, that $49 million, will that all fall into the March quarter or will some of that trickle into the June quarter?
Steve Richards — TTM Technologies — CFO

I think, by and large, all of it should happen in March. I think in the second quarter. Our Hayward facility will be running for most of this quarter, but Los Angeles was shut down at the end of November in the fourth quarter so we’ll see our margin expectation for the first quarter include some cost savings from the plant closure in LA, offset by some closure costs related to wrapping up those facilities, selling assets and so forth. And then Hayward, we will wrap up the plant production in the first quarter. In Q2, you see a pretty clean run-rate for cost savings with most of the costs behind us from the closures.
Shawn Longbow — Longbow Research — Analyst
Okay, so maybe $2 million in savings in the first quarter and get to that 3 1/2 per quarter run rate in the second quarter or something like that?
Steve Richards — TTM Technologies — CFO
That will be a reasonable assumption.
Shawn Longbow — Longbow Research — Analyst
Okay. Any changes, I guess in 2010 in terms of stock-based compensation and then, Steve, your comment on the medical costs, I am guessing that is just a head wind going forward that extra, a little over $1 million that you just have to deal with.
Steve Richards — TTM Technologies — CFO
Let me take your questions — both of your questions — in two parts, Shawn. The stock-based comp expense should be fairly stable every quarter throughout this year. Obviously, it will depend to some degree on any stock-based compensation awards that the board gives both to our existing employees and possibly as a result of the Meadville combination. But for right now, assuming we’re not factoring the Meadville transaction into our outlook, I’d assume that our stock-based comp numbers should stay the same, quarter-on-quarter. In terms of the medical, we had a kind of unfortunate combination of factors in the fourth quarter, many of which will not repeat. We did change plans from one provider to the next because we think we can get better rates from the new provider. But there were some transition costs from one plan to the next of about $0.5 million. We also, not surprisingly, saw a bit of an uptick in usage of the old plan as employees took steps to maximize the fact that they met their deductible for the prior plan.
So of the $1.6 million to $1.8 million in increased costs, I think about two-thirds of those costs should not recur. The other third might be a bit of a headwind as you mentioned. It’s hard to know still because certainly whenever you close a plant, you see an uptick in the usage of medical benefits. And also under the new COBRA rules, we’re seeing more of our employees maintain their medical benefits through us and that means increased usage as well since we’re a self-insured plan. So I think about two-thirds of that spike should not recur, about a third may and that’s just not clear to us yet, depending on usage,.
Shawn Longbow — Longbow Research — Analyst
Wrapping up for me, I wanted to just be clear. Your commentary on flat for the rest of the year was more related to the aerospace and defense and that you think within networking communications, your business should see the trickle-down effect of the strength of your larger customers there?
Kent Alder — TTM Technologies — President, CEO
Thanks, Shawn, that is exactly right and I am glad you helped us clarify that.
Shawn Longbow — Longbow Research — Analyst
Thank you. Thanks, I’ll jump off the call.

Operator
Thank you, the next question comes from the line of Matt Sheerin with Thomas Weisel Partners. Please go ahead.
Matt Sheerin — Thomas Weisel Partners — Analyst
Yes, thanks. A question on that $4 million pull-in that you saw, was that because the customer wanted the parts in an accelerated manner or did it have to do with the closure of the plants?
Kent Alder — TTM Technologies — President, CEO
The pull-in was in customer demand. That was a pull-in from the customer to move the product ahead of schedule, and the good thing about that, Matt, is when you compare this year with last year, last year we were experiencing customers wanting to push things out and so forth. This year is just the opposite. The customers were excited to get their product and moving product in.
Matt Sheerin — Thomas Weisel Partners — Analyst
Then, from that customer, I think you said it was in the networking space, are you seeing as a pull-in, that sort a drop-off as they adjust their own inventories or is the forecast from that customer still encouraging
Kent Alder — TTM Technologies — President, CEO
The forecast from the customers is still very encouraging. It was a timing issue as to when we ship the product. At the end of the fourth quarter or the beginning of the first quarter. But overall, throughout the fourth quarter, we’re still excited about the growth opportunity.
Matt Sheerin — Thomas Weisel Partners — Analyst
So without that, you would have been basically at your guidance, or the mid-point of your guidance, right?
Kent Alder — TTM Technologies — President, CEO
Yes, we’d have been down another $4 million.
Matt Sheerin — Thomas Weisel Partners — Analyst
I’m not sure if you talked about the quick-turn business, did you see an increase there because of some customer demand?
Kent Alder — TTM Technologies — President, CEO
Our quick-turn business, again, was, we were just about 10% for the quarter and I think we’re about 10.8% for the third quarter. Our quick-turn business, it’s improving, but we have transitioned our quick-turn to very high-tech type products. We won’t see that percentage change too much within our business as we go forward. It should be pretty constant at about the 10%, 11%, 12% range.
Matt Sheerin — Thomas Weisel Partners — Analyst
Okay. And with the Hayward closure, are we going to see another drop-off in revenue next quarter, in the June quarter?
Kent Alder — TTM Technologies — President, CEO

I don’t think so, you’re talking about the second quarter. No, I think that’s all behind us now. I think, Matt, you’ve given me an opportunity here to talk about in the fourth quarter, our Company, we had a lot of distractions. When you talk about reducing your footprint, closing facilities, and then negotiating a transaction with the Meadville group, we had a lot of energy and resources spent on those types of activities, and as we start to go forward now, most of those will be behind us. We can focus on operational efficiencies and growth and so forth. So a lot of these moving parts, if you will, will be behind us now. We can get into a more normal running of the business, really focused on the operations and so forth.
Matt Sheerin — Thomas Weisel Partners — Analyst
Okay, and just, a question on the medical costs impacting the gross margin, so you said some of that is going to go away, Steve?
Steve Richards — TTM Technologies — CFO
Yes, about two-thirds of the increase, about $1.2 million should be all costs related to transition from the old plan to the new plan.
Matt Sheerin — Thomas Weisel Partners — Analyst
Okay
Steve Richards — TTM Technologies — CFO
Not recurring. How much of the remaining, say half million continues will simply just be a — time will tell. We have seen increased usage of late probably due to the layoffs we have done and so forth. I think that should abate to some degree in the first quarter.
Matt Sheerin — Thomas Weisel Partners — Analyst
Okay.
Steve Richards — TTM Technologies — CFO
It’s hard to know exactly how much.
Matt Sheerin — Thomas Weisel Partners — Analyst
And the gross margin increase you talked to, that is without that number, right? You were just giving an apples-to-apples?
Steve Richards — TTM Technologies — CFO
The gross margin for the fourth quarter was indeed 18.5 percent but if you were to add back some of the dramatic increases you saw medically, you would get 120 basis points above.
Matt Sheerin — Thomas Weisel Partners — Analyst
Yes. Okay, and let’s see, so backing into your guidance for the next quarter, implies the gross margins, I am sure part of that will be up nicely, part of that is the restructuring you talked about, some of the medical going away, and I imagine the L.A. facility was not that profitable, so that is going to help, too, correct?
Steve Richards — TTM Technologies — CFO

The work that is transferring from L.A. to our other facilities — which we actually saw a bit of that even in the fourth quarter as we shut down the L.A. plant and some of the other plants took on the work — that work will be more profitable at the plants that it’s transferring to. Because they were already pretty busy and now they’ll be more busy. Of course, you know that our business has a lot of fixed costs.
Matt Sheerin — Thomas Weisel Partners — Analyst
But you said you’re going to lose $5 million from that, how much is actually transferring per quarter?
Steve Richards — TTM Technologies — CFO
I’ve got the number for you but keep in mind, Hayward is still open this quarter for most of the first quarter, so it’s not like transferring a whole lot in the first quarter, about $1 million, but the L.A. work that’s transferring is about $4 million or so. Obviously how it pans out for the quarter, but about $4 million to $5 million of our Q1 revenue is transfers from the L.A. plant.
Matt Sheerin — Thomas Weisel Partners — Analyst
Okay, and about so half of that business is basically going away?
Steve Richards — TTM Technologies — CFO
Yes.
Matt Sheerin — Thomas Weisel Partners — Analyst
And I guess I didn’t hear, but why are you losing half of that business? It’s just not profitable? The customers are going to use someone locally?
Kent Alder — TTM Technologies — President, CEO
I think the customers look to other suppliers and have an opportunity to find a fit, or a home for that work, is a better fit than what we could do within TTM.
Matt Sheerin — Thomas Weisel Partners — Analyst
Okay, and just lastly, I know you do a lot of your, the networking in Chippewa. What is the capacity utilization like there right now?
Kent Alder — TTM Technologies — President, CEO
Our capacity utilization overall, we’re running in our printed circuit board division is about 84% in the fourth quarter and we ran about 80% in the third quarter. So, our utilization is up. You notice that our lead times have extended so we’re looking at our facilities having a little longer lead time trying to balance the work and I think that will also be a plus when I talked about focusing on operations, these are the kind of things we’re talking about is making sure that we have a balanced workload in our facilities where we can, and operating our facilities at a high capacity utilization rate.
Matt Sheerin — Thomas Weisel Partners — Analyst
Okay, thanks.
Operator

Thank you,. I’m showing there are no further questions in the queue. I will turn it over to Mr. Alder for closing comments.
Kent Alder — TTM Technologies — President, CEO
Okay. I would like to thank everyone for joining us on our call today. We’re excited about the future. I think we have a lot of the restructuring with the Company taking place and behind us so that as we look forward to 2010, we’re well-positioned here and pretty excited about the future. Thank you, everyone, and we’ll look forward to our call next quarter and that should be after we complete our Meadville transaction. Thank you, everyone.
Steve Richards — TTM Technologies — CFO
Thanks.
Operator
Thank you, sir. Ladies and gentlemen, that does conclude today’s TTM Technologies fourth quarter and full-year 2009 financial results conference call. If you would like to listen to a replay of today’s conference, please dial (303)590-3030 or 1-800-406-7325 and enter the pass code 417-7386. Once again, the numbers are (303)590-3030 or 1-800-406-7325, enter the pass code 417-7386. Thank you for your participation and for use AT&T conferencing. You may now disconnect.

Important Information Relating to the Proposed Transaction
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville Holdings Limited (“Meadville”) or TTM Technologies, Inc. (“TTM”) or a solicitation of any vote or approval. In connection with the proposed transactions described in this document, TTM will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov, and Meadville will publish certain relevant materials on the websites of the Securities and Futures Commission at www.sfc.hk and The Stock Exchange of Hong Kong at www.hkex.com.hk. On December 24, 2009 TTM filed a preliminary Registration Statement on Form S-4 with the SEC that includes a proxy statement for the shareholders of TTM and a U.S. prospectus for Meadville and the shareholders of Meadville. Before making any voting or investment decision, TTM’s and Meadville’s shareholders and investors are urged to read the circular and proxy statement/U.S. prospectus regarding such transactions when they become available because they will contain important information. The proxy statement/U.S. prospectus and other documents that are and will be filed by TTM with the SEC are available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, Attention: Investor Relations.
Participants in Solicitation
TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in this document. Information about the directors and executive officers of TTM is set out in TTM’s definitive proxy statement, which was filed with the SEC on March 26, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/U.S. prospectus which TTM will file with the SEC when it becomes available.